Exhibit 99.2

argenx The Next Chapter JP MORGAN HEALTHCARE CONFERENCE JANUARY 8, 2024 1

Forward Looking Statements This presentation has been prepared by argenx SE (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. The financial results presented in this presentation are preliminary, estimated, and unaudited. They are subject to the completion and finalization of argenx’s financial and accounting closing procedures. They reflect management’s estimates based solely upon information available to management as of the date of this presentation. Further information learned during that completion and finalization may alter the final results. In addition, the preliminary estimates should not be viewed as a substitute for full quarterly and annual financial statements prepared in accordance with IFRS. There is a possibility that argenx’s financial results for the quarter ended December 31, 2023, and full year financial results for 2023 could vary materially from these preliminary estimates. In addition to the completion of the financial closing procedures, factors that could cause actual results to differ from those described above are set forth below. Accordingly, you should not place undue reliance upon this preliminary information. Additional information regarding the Company’s fourth quarter 2023 financial results and full year financial results for 2023 will be available in the Company’s annual report and Form 20-F, which will be filed with the Netherlands Authority for the Financial Markets and U.S. Securities and Exchange Commission (the “SEC”), respectively. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “plans,” “aims,” “believes,” “continues,” “hope,” “estimates,” “preliminary,” “anticipates,” “expects,” “intends,” “may,” “will,” “should,” or “commitment” and include statements argenx makes concerning its preliminary financial results for the full year 2023; its expansion efforts, including reaching more patients with VYVGART within the MG treatment paradigm, through geographic expansion and into new autoimmune indications, expanding into CIDP, and the anticipated development of empasiprubart and ARGX-119; the anticipated timing of its launch of SC efgartigimod for CIDP in the U.S.; the initiation, timing, progress and results of its anticipated clinical development, data readouts and regulatory milestones and plans; its strategic priorities, including the timing and outcome of regulatory filings and regulatory approvals; its expectations of future profitability; the potential for innovation of its clinical programs; its pipeline; and the nomination of new development candidates. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to argenx’s ability to successfully execute its business and growth strategies, the inherent uncertainties associated with development of novel drug therapies, preclinical and clinical trial and product development activities and regulatory approval requirements, the ability of our clinical trials to reach their endpoints, the ability to maintain, expand, and deliver on our pipeline; the acceptance of our products and product candidates by our patients as safe, effective and cost-effective, volatile market conditions, and the impact of governmental laws and regulations on our business. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

On a Journey to Transform Autoimmunity Pioneering novel target biology Leading antibody engineering capabilities Pipeline-in-a-product opportunities Creating optionality across and within molecules 3

We are Hearing Transformational Stories with VYVGART 4 Mike, VYVGART Patient

PFS in development 15 indications in development by 2025 ITP MAA filed CIDP sBLA submitted ARGX-109 $1.2B in gMG revenue in 2023 (Anti-IL-6) ARGX-213 (Anti-FcRn) ARGX-220 ARGX-121 Empasiprubart POC established in MMN Trials in DGF and DM ARGX-119 Phase 1b/2a trials in CMS and ALS Our Innovation Horizons 5

PFS in development 15 indications in development by 2025 ITP MAA filed CIDP sBLA submitted ARGX-109 $1.2B in gMG revenue in 2023 (Anti-IL-6) ARGX-213 (Anti-FcRn) ARGX-220 ARGX-121 Empasiprubart POC established in MMN Trials in DGF and DM ARGX-119 Phase 1b/2a trials in CMS and ALS VYVGART Opportunity Horizon 6

Leadership in FcRn Pioneering FcRn Unique modulation of FcRn 15 indications by 2025* Fc fragment and proprietary ABDEG™ mutations Transformational data in gMG and CIDP Generating key learnings *Indications in development 7

Estimated 4,000 patient years of safety follow-up between clinical trial and real-world experience 45% MSE QoL comparable to healthy population* 78% MG-ADL ≤4** Meaningful steroid tapering by at least 5mg/day within first 6 months Superior cost/benefit over IVIg*** Enables significantly faster access to treatment VYVGART is Setting New Expectations in gMG * Real world evidence **Source: ADAPT and ADAPT+ clinical trial data ***Leading Health Technology Assessment agency 8

25% YoY increase >2,300** Prescribers in the US PRESCRIBER EXPANSION Strong Commercial Execution 21% 2023 CAGR $1.2B* Global Product Revenue GROWTH 2023 Performance Favorable payor policies ~90% Access VYVGART after ≤2 Orals BROAD PATIENT ACCESS 55% patients from orals >6,000** Global VYVGART Patients EARLIER LINE PATIENTS * Preliminary Financials. Unaudited and subject to change ** As of Q3 2023 Financial Results 9

Innovation Builds Autoimmune Market Opportunities 10 17,000 6,000* Growing MG Market gMG Patients on VYVGART Current VYVGART TAM Expanding VYVGART TAM Growing VYVGART Share US RoW argenx markets (exc. China) Global 31,000 Label-enabling trials in broader gMG populations Phase 3b studies and externally sponsored research Geographic expansion, including South Korea and Australia Growing VYVGART share US: VYVGART Hytrulo J-Code in effect; field force expansion PFS development Addition to China NRDL Expanding VYVGART TAM Growing MG market Targeted biologics are expanding gMG market by providing patients more treatment options *As of Q3 2023 Financial Results Based on argenx market research

VYVGART Has Potential to Transform CIDP 11 67% Response rate demonstrates IgG autoantibodies play significant role in underlying CIDP biology HR: 0.39 P = 0.000039 99% Rollover of eligible patients to open-label extension Favorable safety and tolerability profile consistent with previous clinical trials Stage B sBLA submitted with priority review voucher SET NEW STANDARD FOR HOW CIDP TRIALS ARE RUN SIGNIFICANT IMPACT ON CIDP PATIENTS 99% Study Compliance Stage A ESTABLISHED CIDP AS IgG MEDIATED 61% reduced risk of relapse 11

CONFIDENTIAL FOR INTERNAL USE ONLY. © 2023 argenx. We Aim to Address the Unseen Suffering in CIDP ≤20% of patients achieve remission on current SOC (CDAS=2)* >50% of patients are dissatisfied with their symptom burden** >42K treated CIDP patients in US & ROW argenx markets (ex-China)*** * Gorson KC, et al. 2010 ** Mendoza M, et al. 2023 *** argenx market research 12 12

Transforming the Patient Treatment Experience 13 Pre-filled Syringe Autoinjector Single 30-90s injection HCP administered Increasingly convenient delivery Preparing for self-administration Approved June 2023 Ongoing in clinical trials Industrialization phase Exclusive FcRn license to ENHANZE® High concentration formulation with low viscosity, no back pressure

This is Just the Beginning 14 Generalized Myasthenia Gravis Chronic Inflammatory Demyelinating Polyneuropathy Expected 2024 PoC study readouts ITP Launched 2022 Anticipated approval 2024 Japan submission in review TED 100K IMNM 6K Sjogren’s 330K PC-POTS 500K Beyond 2024 PoC studies BP 52K LN 40K MN 80K AAV 105K AMR 8K Potential 2024 Phase 3 Start Phase 2 Proof of Concept 65K 24K 17K 2024 Phase 3 Start ASyS 11K DM 70K #14 #15 *** argenx market research; US prevalence numbers (except Japan ITP)

Phase 2 Readouts Present Significant Commercial Opportunities

	Sjogren's Syndrome	PC-POTS	Myositis (IMNM, ASyS, DM)
BIOLOGIC RATIONALE	• Anti-Ro/Anti-La AutoAbs • Passive transfer model evidence • IgG reduction associated with improvement	• Anti-adrenergic receptor AutoAbs • IVIG/PLEX effective	• Myositis AutoAbs • Passive transfer model evidence (IMNM) • AutoAb titer correlates with disease activity
CLINICAL FEASIBILITY	**RCT - Phase 2** CRESS/ESSDAI	**RCT - Phase 2** MaPS/COMPASS	**RCT - P2/P3** TIS
U.S. COMMERICAL OPPORTUNITY	• Steroids/NSISTs • Cholinergic agonists • Artificial tears **330K**	• No approved therapies **500K**	• Steroids • IVIg **6K** IMNM **11K** ASyS **70K** DM

15

PFS in development 15 indications in development by 2025 ITP MAA filed CIDP sBLA submitted ARGX-109 $1.2B in gMG revenue in 2023 (Anti-IL-6) ARGX-213 (Anti-FcRn) ARGX-220 ARGX-121 Empasiprubart POC established in MMN Trials in DGF and DM ARGX-119 Phase 1b/2a trials in CMS and ALS Pipeline Horizon 16

Rewriting Immunology Textbook with Empasiprubart Pioneering complement factor C2 Unique sweeping antibody Ongoing development in 3 indications ~80-day half-life supports favorable dosing Defining MMN as POC established in MMN auto-IgM mediated disease 17

Empasiprubart has Potential to Transform MMN 18 HR (95% CI) = 0.09 (0.02; 0.44) • 94% of treated patients rated their condition improved since starting therapy, including 55% who were much/very much improved 8/9 placebo patients had no change or worsened (Patient Global Impression of Change scale) • Empasiprubart demonstrated improvement compared to baseline on 6/6 efficacy measurements • Safety profile consistent with Phase 1 data 91% reduction in need for IVIg rescue with empasiprubart Cohort 2 is ongoing; results to inform dose for Phase 3 study initiation 18

MMN Patients are Waiting Clear opportunity for empasiprubart… …I’m not asking to be able to run and jump like I used to. I just want to be able to stand like I used to. “ ” IVIg only treatment option Patient journey characterized by deep frustration and anxiety …to transform MMN outcomes ADDRESSABLE MARKET ~10k patients US + argenx ROW markets (ex China)* *argenx market research; Arnold et al 2013; Park et al 2022 19

ARGX-119: Enhancing Neuromuscular Junction Pioneering MuSK biology at NMJ Initial development in CMS and ALS Agonistic SIMPLE Antibody™ Safety and tolerability data from extensive Phase 1 study support advancement into PoC studies 20

CMS and ALS Trials to Start in 2024 21 ARGX-119 rescues early neonatal lethality and disease relapse in adult DOK7 CMS mice Nature, Oury et al. 2021 ARGX-119 preserves NMJ numbers and restores muscle contraction in ALS patient derived NMJs on-a-chip Fidelity (%) Biomaterials, Badu-Mensah et al. 2022; Advanced Therapeutics, Guo et al. 2020 50 100 0 Frequency (Hz) Healthy ALS ALS + ARGX-119 argenx internal data mAb mAb

PFS in development 15 indications in development by 2025 ITP MAA filed CIDP sBLA submitted ARGX-109 $1.2B in gMG revenue in 2023 (Anti-IL-6) ARGX-213 (Anti-FcRn) ARGX-220 ARGX-121 Empasiprubart POC established in MMN Trials in DGF and DM ARGX-119 Phase 1b/2a trials in CMS and ALS Immunology Innovation Horizon 22

ARGX-109 (Anti-IL-6) Pipeline Growth Driven By Immunology Innovation Program 23 ARGX-213 ARGX-220 DISEASE INSIGHT ANTIBODY ENGINEERING CLINICAL DEVELOPMENT Continued Leadership in FcRn Broad Immune System Targets ARGX-121 First in class, novel targets 4 IND FILINGS BY END OF 2025 Strong Track Record with Repeatable Innovation Playbook LEADING TRANSLATIONAL BIOLOGY LABS TECHNOLOGY KNOW-HOW

VYVGART gMG Decision on approval: Switzerland, Australia, Saudi Arabia, South Korea By Year End Seronegative trial initiation By Year End ITP Japan decision on approval 1Q 2024 VYVGART SC gMG Japan decision on approval By 1Q 2024 China decision on approval (Zai Lab) By Year End CIDP U.S. launch, if approved Mid-2024 Regulatory submissions Japan, Europe, China, Canada By Year End MG, CIDP Update on PFS development 1H 2024 Efgartigimod Primary Sjogren’s syndrome Proof of concept data 1H 2024 PC-POTS Proof of concept data 1H 2024 Myositis Proof of concept data 2H 2024 Empasiprubart MMN Full Phase 2 data 2024 ARGX-119 CMS, ALS Phase 1b/2a study initiations 2024 IIP Not Disclosed 4 INDs filed By End of 2025 24 Indication Milestone Timing Strong Cadence of Milestones in 2024

Q4 2023 Product Net Sales of $374 million 21 75 131 173 218 269 329 374 2022 Q1 2022 Q2 2022 Q3 2022 Q4 2023 Q1 2023 Q2 2023 Q3 2023 Q4* ($B) 2023 Product Net Sales(1) 1.2 Cash, cash equivalents and current financial assets(1) 3.2 2024 Financial Guidance (1) - Preliminary Financials. Unaudited and subject to change. ($B) 2024 Cash burn(2) ~ 0.5 Combined R&D and SG&A expenses < 2.0 *Preliminary Financials. Unaudited and subject to change Preliminary 2023 Financial Results (2) - Cash burn is equal to the decrease in our cash, cash equivalents and current financial assets On Track To Be Sustainable 2023 CAGR: 21% 25

6 Leading to multiple 2024 Strategic Priorities Committed to Driving Continued Growth 26 Broaden leadership in MG market Launch CIDP Advance PFS Phase 2 data readouts Phase 3 initiations INDs by 2025 4

THANK YOU 27